UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A
(Amendment No. 1)*

Under the Securities Exchange Act of 1934

Competitive Companies, Inc.
(Name of Issuer)

Common Stock, Par Value $0.001 per share
(Title of Class of Securities)

204510 10 1
(CUSIP Number)

December 31, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☑  Rule 13d-1(c)

☐  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.	204510 10 1
1.	Name of Reporting Person: Craig Clint Stiff, Jr.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☑
3.	SEC Use Only
4.	Citizenship or Place of Organization: United States
Number of Shares Bene- ficially by Owned by Each Reporting Person With:	5. Sole Voting Power: 40,067,595(1)(2)
6. Shared Voting Power : 0
7. Sole Dispositive Power: 40,067,595 (1)(2)
8. Shared Dispositive Power : 0
9.	Aggregate Amount Beneficially owned by Each Reporting Person: 40,067,595 (1)(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 11.6%(1)(2)(3)
12.	Type of Reporting Person (See Instructions): IN
(1) Includes 6,423,929 shares of Common Stock of Competitive Companies, Inc. (the “Issuer”) obtainable upon conversion of convertible promissory notes issued by the Issuer to the Reporting Person, which shares are deemed beneficially owned by the Reporting Person pursuant to Rule 13d-3(d)(1) under the Securities Exchange Act of 1934, as amended (the “Act”).
(2) Includes 400,000 shares of the Issuer’s Common Stock obtainable upon exercise of warrants issued by the Issuer to the Reporting Person, which shares are deemed beneficially owned by the Reporting Person pursuant to Rule 13d-3(d)(1) under the Act.
(3) Calculated based on (a) 305,539,045 shares of Common Stock of the Issuer outstanding as of November 9, 2012, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 13, 2012, and (b) the aforementioned 6,423,929 and 400,000 shares of Common Stock obtainable upon conversion of convertible promissory notes and exercise of warrants.

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Item 1(a).  Name of Issuer:

The name of the Issuer is Competitive Companies, Inc.

Item 1(b).  Address of Issuer’s Principal Executive Offices:

The Issuer’s principal executive offices are located at 19206 Huebner Road, Suite 202, San Antonio, Texas 78258.

Item 2(a).  Name of Persons Filing:

This statement is filed by Craig Clint Stiff, Jr. (the “Reporting Person”).

Item 2(b).  Address of Principal Business Office or, if none, Residence:

The address of the residence of the Reporting Person is 2909 Milton Avenue, University Park, Texas 75205.

Item 2(c).  Citizenship:

The Reporting Person is a citizen of the United States of America.

Item 2(d).  Title of Class of Securities:

This statement relates to the Issuer’s Common Stock, $0.001 par value (“Common Stock”).

Item 2(e).  CUSIP Number:

The Issuer’s CUSIP Number is 204510 10 1.

Item 3.

Not Applicable.

Item 4.  Ownership

(a)  Amount beneficially owned:  The Reporting Person beneficially owns 40,067,595 shares of Common Stock, which include 6,423,929 shares of Common Stock obtainable upon conversion of convertible promissory notes, and 400,000 shares of Common Stock obtainable upon exercise of warrants, issued by the Issuer and held by the Reporting Person.  Such notes are currently convertible by the holder into shares of Common Stock, and the beneficial ownership reported herein was calculated as if the Reporting Person had exercised his conversion rights under such notes on December 7, 2012.  As of the date of filing of this statement, however, no such conversion rights have been exercised, and the notes remain outstanding.

(b)       Percent of class:  The Reporting Person beneficially owns 11.6% of the class.  This percentage was calculated based on 305,539,045 shares of Common Stock of the Issuer outstanding as of November 9, 2012, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 13, 2012, and assumes, pursuant to Rule 13d-3(d)(1) under the Act,  that 6,423,929 shares of Common Stock obtainable upon conversion of convertible promissory notes, and

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400,000 shares of Common Stock obtainable upon exercise of warrants, held by the Reporting Person are deemed outstanding.

 (c)             Number of shares as to which the person has:

                 (i)      Sole power to vote or to direct the vote:  40,067,595 (see Item 4(a) above).

       (ii)      Shared power to vote or to direct the vote:  0.

       (iii)                 Sole power to dispose or to direct the disposition of:  40,067,595 (see Item 4(a) above).

(iv)       Shared power to dispose or to direct the disposition of:  0.

Item 5. Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable.

Item 8. Identification and Classification of Members of the Group

Not Applicable.

Item 9. Notice of Dissolution of Group

Not Applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 4 of 5 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 10, 2012

Signature: /s/ Craig Clint Stiff, Jr.
Name/Title: Craig Clint Stiff, Jr.

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